Exhibit 4.1

AMENDMENT to Stock purchase AGREEMENT

This Amendment to Stock Purchase Agreement (this “Agreement”) is made and entered into as of February 27, 2023 by and among BIMI INTERNATIONAL MEDICAL INC., a company organized under the laws of the state of Delaware (“Buyer”), PHENIX BIO INC., a company organized under the laws of the state of California (the “Company”) and Mr. Fnu Oudom, a citizen of Vanuatu (“Seller”). Each of the parties named above may be referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Agreement (as defined below).

RECITALS

WHEREAS, the Parties are parties to that certain Stock Purchase Agreement dated as of July 5, 2022 (the “Original Agreement”), where Buyer contemplated to purchase all the issued and outstanding shares of capital stock of the Company (the “Shares”) from Seller, in consideration of an aggregate purchase price of $1,800,000, payable in the form of $180,000 in cash at the closing of the Original Agreement and 2,700,000 shares (pre- Reverse Split, as defined below) of Buyer’s common stock issuable upon shareholders’ approval of such issuance;

WHEREAS, as of the date hereof, the closing of the Original Agreement has not taken place;

WHEREAS, the Original Agreement provides that if Buyer has not obtained shareholders’ approval for the issuance of the Deferred Payment Shares (as defined in the Original Agreement) by December 31, 2022, Buyer was required to pay the Deferred Payment in cash by January 15, 2023. As of the date hereof, such shareholders’ approval was not obtained, nor has Buyer paid the Deferred Payment to Seller;

WHEREAS, Buyer and Seller agree to amend the Original Agreement, to provide an incentive payment to Seller in order for Seller to agree to extend the deadline for the issuance of the Deferred Payment Shares;

WHEREAS, due to the substantial distribution potential in Asia and the expected profit margin of its healthcare products, the Company is expected to generate significant profits in 2023 which could potentially bring increased shareholder value to Buyer;

WHEREAS, Seller agrees to close the Original Agreement upon Buyer’s payment of the $180,000 in cash only without receiving the Deferred Payment Shares;

WHEREAS, in consideration of Buyer’s agreement to extend the deadline for the issuance of the Deferred Payment Shares, the Company’s potential ability to generate significant revenues and profits and Seller’s willingness to transfer the ownership of the Shares to Buyer for 10% of the original purchase price, Buyer agrees to provide for a post-closing incentive payment to Seller contingent upon the Company meeting certain profit metrics in 2023;

WHEREAS, pursuant to Section 12.7 of the Original Agreement, amendments to the Original Agreement shall be in writing and shall require the written consent of all parties involved; and

WHEREAS, the undersigned constitute all parties to the Original Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1. Amendment.

(1) Amendment. The Parties hereby agree to amend the Original Agreement (as amended by this Agreement, the “Amended Agreement”) as follows:

(a) New definitions are hereby added to Section 1 to read as follows:

“ “Net Profit” with respect to any period, the Revenue less the aggregate amount of the costs of goods sold, operating expenses, interests expenses, depreciation, amortization, taxes and any other expenses of the Company during such period, calculated in accordance with U.S. generally accepted accounting principles (“US GAAP”).

“Revenue” with respect to any period, the aggregate revenues recorded by the Company pursuant to US GAAP.

“Reverse Split” the 1-for-10 reverse stock split of Buyer’s common stock on December 9, 2022.”

(b) Section 2.2 is hereby amended and restated in its entirety to read as follows:

“2.2 Purchase Price

The aggregate purchase price (the “Purchase Price”) for the Shares is $180,000 in cash and 5,270,000 Buyer Shares (post Reverse Split), payable as set forth in Section 2.3. The Purchase Price shall be subject to post-Closing adjustment in accordance with Section 2.6.”

(c) Section 2.3 (b) is hereby amended and restated in its entirety to read as follows:

“(b)(i) Upon the terms and subject to the conditions of this Agreement, the second portion of the Purchase Price in the amount of 2,700,000 pre Reverse Split Buyer Shares (or 270,000 post Reverse Split Buyer Shares) (the “Deferred Payment Shares”), the value of which the parties agreed was $1,620,000 based on the stock price of the Buyer Shares when the Original Agreement was signed, (the “Deferred Payment”) shall be delivered to Seller or his designee, fifteen (15) days after the issuance of the Deferred Payment Shares has been approved by the shareholders of the Company (the “Deferred Payment Shareholders’ Approval”). The Deferred Payment shall not be subject to any adjustments.

(b)(ii) Upon the terms and subject to the conditions of this Agreement, the balance of the Purchase Price in the amount of 5,000,000 post Reverse Split Buyer Shares, if payable pursuant to Section 2.6 (the “Performance Payment Shares”), the value of which the parties agree to be $7,500,000, based on the average of the stock price of the Buyer Shares for each of the twenty (20) trading days immediately preceding the date of this Amendment (the “Performance Payment”), shall be delivered to Seller or his designee, fifteen (15) days after the later to happen of (X) the issuance of the Performance Payment Shares has been approved by the shareholders of the Company (the “Performance Payment Shareholders’ Approval”, together with the Deferred Payment Shareholders’ Approval, the “Shareholders’ Approvals”), or (Y) the Performance Payment Determination Date (as defined below). The Performance Payment shall be subject to adjustments pursuant to Section 2.6.

(b)(iii) Buyer shall cause a meeting of Buyer’s shareholders (the “Shareholders Meeting”), to be held within six (6) months of the Closing Date, soliciting each shareholder’s affirmative vote for approval of the issuance of the Deferred Payment Shares and the potential issuance of the Performance Payment Shares. If, despite Buyer’s reasonable best efforts, the necessary Shareholders’ Approvals are not obtained within six (6) months of the Closing Date, Buyer shall cause an additional Shareholders Meeting to be held semi-annually thereafter until such Shareholders’ Approvals are obtained. Notwithstanding the foregoing, if the necessary Shareholders’ Approval has not been received by July 1, 2024, Buyer shall pay the Deferred Payment and the Performance Payment (if payable), as the case may be, in cash to Seller by August 15, 2024, or such earlier or later date as the parties hereto may agree.”

(d) A new Section 2.6 is hereby added to read as follows:

“2.6 Adjustment to the Performance Payment

Within fifteen (15) days after the completion of Buyer’s financial statements for each of the three full fiscal quarters after the Closing and for the fiscal year of 2023 (collectively, the “Financial Statements”), as reviewed (for each quarterly financials) or audited (for the fiscal year 2023 financials) by Buyer’s independent auditors, Buyer shall provide to Seller a statement of Buyer’s good faith calculations of the Company’s Net Profit for each quarterly period from the Closing Date in fiscal 2023 and for the year ending December 31, 2023 (each a “Determination Period”) to be derived from the applicable Financial Statements (collectively, the “Profit Statements”). If the Company’s aggregate Net Profit for any or all of the applicable Determination Periods equals or exceeds $2,500,000, the Performance Payment shall be 5,000,000 Buyer Shares. The date of the last Profit Statement on which the determination in the preceding sentence is made shall be referred to hereinafter as the “Performance Payment Determination Date”. If at such time as the Profit Statement for the year ending December 31, 2023 is delivered to Seller, the aggregate Net Profit of $2,500,000 has not been achieved, Seller’s right to receive the Performance Payment shall be terminated. ”

(e) A new Section 2.7 is hereby added to read as follows:

“2.7 Special Post-Closing Agreement.

(a) If Seller’s right to receive the Performance Payment is terminated pursuant to Section 2.6, Buyer shall have the right (the “Buyer’s Special Right”) to sell to Seller, all right, title and interest in and to the Shares, which constitute 100% of the outstanding equity interest in the Company, in exchange for the return by Seller of the Closing Cash Payment in the amount of $180,000, and 270,000 Deferred Payment Shares (to the extent issued to Seller), as full and complete payment of the aggregate purchase price for the Shares.

(b) In order to exercise the Buyer’s Special Right, Buyer shall deliver to Seller within 30 calendar days from the Performance Payment Determination Date, such agreements, documents, instruments or certificates duly executed by Buyer, as necessary to transfer the Shares to Seller and cause the records of the Company to reflect that Seller is the record and beneficial owner of the Shares (the “Transfer Documents”). Upon receipt of the Transfer Documents from Buyer, Seller shall immediately (X) counter-sign and deliver to Buyer the Transfer Documents, (Y) if applicable, sign and deliver to Buyer a transfer agent instruction, as may be required by Buyer’s transfer agent, directing the transfer agent to transfer the Deferred Payment Shares which are maintained in an electronic DRS account to the Buyer and (Z) execute and deliver such further instruments of transfer and assignment (in addition to those explicitly required by other provisions of this Agreement) and take such other actions as Buyer may reasonably request to effect and perfect the transactions contemplated herein.

(c) Upon Seller’s delivery of the executed Transfer Document, on behalf of himself and all of his Related Persons, Seller shall unconditionally and irrevocably release and discharge Buyer and all of its Related Persons from any and all claims, debts, obligations and liabilities, whether known or unknown, contingent or non-contingent, at law or in equity, in each case arising from or in connection with the Deferred Payment and the Performance Payment under the Original Agreement. None of Buyer or any of its Related Persons will have any debt, obligation or liability to Seller in connection with or resulting from the Deferred Payment and the Performance Payment under the Original Agreement.”

(f) Survival. The first sentence of Section 11.1 is hereby amended and restated in its entirety to read as follows:

“All representations, warranties, covenants, obligations and post-Closing agreements including without limitation provisions regarding Performance Payment (i.e. Section 2.6) and Special Post-Closing Agreement (i.e. Section 2.7) in this Agreement and any other certificate or document delivered pursuant to this Agreement will survive the Closing.”

(2) Reference to and Effect on the Original Agreement. On or after the date hereof, each reference in the Original Agreement to “this Agreement,” “hereunder,” “herein” or words of like import shall mean and be a reference to the Original Agreement as amended hereby. No reference to this Agreement need be made in any instrument or document at any time referring to the Original Agreement, a reference to the Original Agreement in any of such to be deemed a reference to the Amended Agreement.

(3) No Other Amendments. Except as set forth herein, the Original Agreement shall remain in full force and effect in accordance with its terms, which such terms are hereby ratified and confirmed and remain in full force and effect.

2. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

3. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4. Governing Law; jurisdiction. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the Parties shall be governed, construed and interpreted in accordance with the laws of the State of New York without regard to its choice of laws principles. Each Party hereby irrevocably and unconditionally submits to the jurisdiction of any New York State court or Federal Court of the United States of America sitting in New York County in the State of New York.

5. Representation by Counsel. Each of the parties hereto has been represented or has had the opportunity to be represented by legal counsel of their own choice.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BUYER:

BIMII INTERNATIONAL MEDICAL INC.

By:	/s/ Tiewei Song
Name:	Tiewei Song
Title:	CEO

SELLER:

Fnu Oudom

By:	/s/ Fnu Oudom
Name:	Fnu Oudom

COMPANY:

Phenix bio inc.

By:	/s/ Fnu Oudom
Name:	Fnu Oudom
Title:	President